WorldFlix, Inc.

1887 Whitney Mesa Drive No. 1024

Henderson, NV 89014

May 7, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WorldFlix, Inc.
Offering Statement on Form 1-A
File No. 024-10837

Ladies and Gentlemen:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended, WorldFlix, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-10837), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Commission on May 10, 2018.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the offering cannot be completed at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

The Company hereby requests an order granting the withdrawal of the Offering Statement to be issued by the Commission as soon as practicable. Please provide a copy of the order granting withdrawal of the Offering Statement to the Company’s counsel, The Doney Law Firm, Attention: Scott Doney, 4955 S. Durango Rd. Ste. 165, Las Vegas, NV 89113 or by email at scott@doneylawfirm.com.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Scott Doney of The Doney Law Firm, at (702) 982-5686.

Very truly yours,

/s/ James M Davis
James M Davis,
Chief Executive Officer